UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Zimmer Biomet Holdings, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

98956P102

(CUSIP Number)

David S. Thomas, Esq.

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

(212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Mark H. Lucas, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8000

February 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 40 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98956P102	SCHEDULE 13D	Page 2 of 40 Pages

1	NAMES OF REPORTING PERSONS The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,856,694
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 3,856,694
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,856,694
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON HC-CO

2

1	NAMES OF REPORTING PERSONS Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; WC; OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,856,694
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 3,856,694
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,856,694
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON BD-PN-IA

3

1	NAMES OF REPORTING PERSONS GS Capital Partners VI Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,218,373
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 1,218,373
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,218,373
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

4

1	NAMES OF REPORTING PERSONS GS Capital Partners VI GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 43,302
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 43,302
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,302
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

5

1	NAMES OF REPORTING PERSONS GS Capital Partners VI Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,013,399
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 1,013,399
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,399
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

6

1	NAMES OF REPORTING PERSONS GS Capital Partners VI Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 335,030
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 335,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

7

1	NAMES OF REPORTING PERSONS GS LVB Co-Invest, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 173,834
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 173,834
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

8

1	NAMES OF REPORTING PERSONS Goldman Sachs BMET Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 177,379
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 177,379
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,379
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

9

1	NAMES OF REPORTING PERSONS Goldman Sachs BMET Investors Offshore Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 519,134
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 519,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 519,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN

10

1	NAMES OF REPORTING PERSONS PEP Bass Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 124,916
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 124,916
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

11

1	NAMES OF REPORTING PERSONS Private Equity Partners 2004 Direct Investment Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 17,727
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 17,727
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

12

1	NAMES OF REPORTING PERSONS Private Equity Partners 2005 Direct L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 25,322
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 25,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

13

1	NAMES OF REPORTING PERSONS Private Equity Partners IX Direct L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 27,442
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 27,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

14

1	NAMES OF REPORTING PERSONS GSCP VI Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,218,373
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 1,218,373
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,218,373
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

15

1	NAMES OF REPORTING PERSONS GSCP VI Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,013,399
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 1,013,399
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,399
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON OO

16

1	NAMES OF REPORTING PERSONS GS Advisors VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 378,332
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 378,332
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

17

1	NAMES OF REPORTING PERSONS Goldman, Sachs Management GP GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 43,302
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 43,302
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,302
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS RE2PRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

18

1	NAMES OF REPORTING PERSONS GSAM Gen-Par, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 195,407
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 195,407
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,407
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

19

1	NAMES OF REPORTING PERSONS MBD Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 351,213
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 351,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

20

1	NAMES OF REPORTING PERSONS MBD 2011 Offshore Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 519,134
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 519,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 519,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

22

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 7, 2015 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Common Stock of the Issuer. Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended as follows:

(i) By replacing in its entirety Item 2(a),(f) with the following:

“This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

  The Goldman Sachs Group, Inc., a Delaware corporation (“GS Group”);
  Goldman, Sachs & Co., a New York limited partnership (“Goldman Sachs”);
  GS Capital Partners VI Fund, L.P., a Delaware limited partnership (“GS Capital”);
  GS Capital Partners VI GmbH & Co. KG, a German limited partnership (“GS Germany”);
  GS Capital Partners VI Offshore Fund, L.P., a Cayman Islands exempted limited partnership (“GS Offshore”);
  GS Capital Partners VI Parallel, L.P., a Delaware limited partnership (“GS Parallel”);
  GS LVB Co-Invest, L.P., a Delaware limited partnership (“GS LVB”);
  Goldman Sachs BMET Investors, L.P., a Delaware limited partnership (“GS BMET”);
  Goldman Sachs BMET Investors Offshore Holdings, L.P., a Cayman Islands limited partnership (“GS BMET Offshore”);
  PEP Bass Holdings, LLC, a Delaware limited liability company (“GS PEP”);
  Private Equity Partners 2004 Direct Investment Fund, L.P., a Delaware limited partnership (“GS 2004”);
  Private Equity Partners 2005 Direct L.P., a Delaware limited partnership (“GS 2005”);
  Private Equity Partners IX Direct L.P., a Delaware limited partnership (“GS IX”);
  GSCP VI Advisors, L.L.C., a Delaware limited liability company (“GSCP Advisors”);
  GSCP VI Offshore Advisors, L.L.C., a Delaware limited liability company (“GSCP Offshore Advisors”);
  GS Advisors VI, L.L.C., a Delaware limited liability company (“GS Advisors”);
  Goldman, Sachs Management GP GmbH, a German company with limited liability (“GS GmbH”);
  MBD Advisors, L.L.C., a Delaware limited liability company (“MBD Advisors”);
  MBD 2011 Offshore Advisors, Inc., a Cayman Islands corporation (“MBD Offshore Advisors”);
  GSAM Gen-Par, L.L.C., a Delaware Limited Liability Company (“GSAM Gen-Par”, and together with the entities listed in (i) through (xx), the “Reporting Persons”);

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.1.”

(ii) By replacing in their entirety the third and fourth paragraphs of Item 2(c) with the following:

“GSAM Gen Par is engaged in the business of being the general partner of GS 2004, GS 2005 and GS IX. MBD Advisors is engaged in the business of being the general partner of GS LVB. and GS BMET. MBD Offshore Advisors is engaged in the business of being the general partner of GS BMET Offshore. Each of GS PEP, GS 2004, GS LVB, GS BMET, GS BMET Offshore, GS 2005, and GS IX, was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component.

The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP Advisors, GSCP Offshore Advisors, GS Advisors, MBD Advisors and MBD Offshore Advisors are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present

23

principal occupation or employment and citizenship of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman Sachs, which is responsible for making all investment decisions for each of GSCP Advisors, GSCP Offshore Advisors, GS Advisors, GS Capital, GS Offshore, GS Germany, GS Parallel, GS LVB, GS BMET, GS BMET Offshore on behalf of Goldman Sachs, are set forth in Schedule II-B hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS GmbH, the sole managing partner of GS Germany, are set forth in Schedule II-C hereto and incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive of GSAM Gen-Par, which acts as the manager of GS PEP, and the general partner of GS 2004, GS 2005 and GS IX are set forth in Schedule II-D hereto and are incorporated herein by reference.”

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended as follows:

(i) By replacing in their entirety the fourth and fifth paragraphs with the following:

“The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Zimmer Stockholders Agreement and Coordination Agreement, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, tax conditions, general economic and industry conditions and other factors deemed relevant by the Reporting Persons, the Reporting Persons and any of the persons listed in Schedule I hereto may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

On February 4, 2016, LVB Acquisition Holding approved the distribution of all of the shares of Common Stock it held pro rata to its members, including certain funds affiliated with The Blackstone Group L.P., Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. L.P. and TPG Global, LLC (each such fund, a “Sponsor Fund” and collectively, the “Sponsor Funds”), pursuant to the terms of its limited liability company operating agreement (the “Distribution”). GS Capital, GS Germany, GS Offshore, GS Parallel, GS LVB, GS BMET, GS BMET Offshore, GS PEP, GS 2004, GS 2005 and GS IX are collectively referred to herein as the “GS Investors.” In connection with the Distribution, fractional shares of Common Stock equivalent to approximately 4 shares of Common Stock were liquidated on behalf of the GS Investors (the “Liquidation”). The GS Investors received cash in lieu of such fractional shares.

Without limiting the foregoing, and subject to the terms of the Zimmer Stockholders Agreement and Coordination Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer (including in the open market, private transactions, block trades, registered sales or otherwise) or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof). In particular and without limiting the foregoing, and subject to the terms of the Zimmer Stockholders Agreement and the Coordination Agreement, the Reporting Persons intend, from time to time depending on the various factors described above, to dispose of shares of Common Stock, including pursuant to registered sales under any available shelf registration statement and to deliver to the Issuer demand requests or take-down notices in connection therewith.”

(ii) By replacing in its entirety the final two paragraphs with the following:

“Pursuant to an underwriting agreement, dated February 4, 2016 (the “Underwriting Agreement”), by and among the GS Investors, the other persons named as selling stockholders in Schedule II thereto, the Issuer and Barclays Capital Inc. (the “Underwriter”), the Underwriter agreed to purchase from the GS Investors and the GS Investors agreed to sell to the Underwriter an aggregate of 3,675,850 shares of Common Stock (the “Sale”) at a price per share of $96.66. The Sale closed on February 10, 2016. Following the Distribution, the Sale and the Liquidation, GS Capital directly held 1,218,373 shares of Common Stock, GS Germany directly held 43,302 shares of Common Stock, GS Offshore directly held 1,013,399 shares of Common Stock, GS Parallel directly held 335,030 shares of Common Stock, GS LVB directly held 173,834 shares of Common Stock, GS BMET directly held 177,379 shares of Common Stock, GS BMET Offshore directly held 519,134 shares of Common Stock, GS PEP directly held 124,916 shares of Common Stock, GS 2004 directly held 17,727 shares of Common Stock, GS 2005 directly held 25,322 shares of Common Stock and GS IX directly held 27,442 shares of Common Stock.

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Pursuant to the Underwriting Agreement, the GS Investors signed the lock-up agreement (the “Lock-Up Agreement”) pursuant to which they agreed with the Underwriter of the offering, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock for a period ending on the date that is 60 days following February 4, 2016, except with the prior written consent of the Underwriter. The Underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to a Lock-Up Agreement prior to the expiration of the lock-up period.

As of the date of the closing of the Merger, Michael Michelson and Jeffrey K. Rhodes have been designated by the Sponsors to serve as directors on the Zimmer Board of Directors.

Other than as described herein and subject to the Zimmer Stockholders Agreement, Coordination Agreement, Underwriting Agreement and Lock-Up Agreement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedules I, II-A, II-B, II-C and II-D hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although subject to the applicable provisions of the Zimmer Stockholder Agreement, Coordination Agreement, Underwriting Agreement and Lock-Up Agreement, the Reporting Persons or any of the persons listed on Schedules I, II-A, II-B, II-C and II-D hereto, may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

“The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)–(b) As of February 4, 2016, GS Group and Goldman Sachs, may be deemed to share beneficial ownership of an aggregate of 3,856,694 shares of Common Stock, consisting of (i) 3,675,858 shares of Common Stock after giving effect to the Distribution, the Sale and the Liquidation, (ii) 180,716 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities and (iii) 120 shares of Common Stock held in client accounts with respect to which Goldman Sachs or another wholly-owned subsidiary of GS Group or their employees have investment discretion, the funds for which came from client funds (“Managed Accounts”), representing in the aggregate approximately 1.9% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 198,813,955 shares of Common Stock outstanding as of February 4, 2016, as reported in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on February 8, 2016 after giving effect to the concurrent share repurchase described therein.

GS Group and Goldman Sachs beneficially own 3,856,694 shares of the Issuer, including (i) 1,218,373 shares of the Issuer directly held by GS Capital, (ii) 43,302 shares of the Issuer held directly by GS Germany, (iii) 1,013,399 shares of the Issuer held directly by GS Offshore, (iv) 335,030 shares of the Issuer held directly by GS Parallel, (v) 173,834 shares of the Issuer held directly by GS LVB, (vi) 177,379 shares of the Issuer held directly by GS BMET (vii) 519,134 shares of the Issuer held directly by GS BMET Offshore, (viii) 124,916 shares of the Issuer held directly by GS PEP, (ix) 17,727 shares of the Issuer held directly by GS 2004, (x) 25,322 shares of the Issuer held directly by GS 2005 and (xi) 27,442 shares of the Issuer held directly by GS IX.

Goldman Sachs serves as the manager for GSCP Advisors, GSCP Offshore Advisors, GS Advisors, MBD Advisors, and as the investment manager for GS Capital, GS Offshore, GS Germany, GS Parallel, GS LVB, GS BMET and GS BMET Offshore. Goldman Sachs is a wholly-owned subsidiary of GS Group. GSCP Advisors is the sole general partner of GS Capital. GSCP Offshore Advisors is the sole general partner of GS Offshore. GS Advisors is the sole general partner of GS Parallel. GS Advisors is the sole managing limited partner of GS GmbH. GS GmbH is the sole general partner of GS Germany.

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GSAM Gen-Par is the sole general partner of GS 2004, GS 2005 and GS IX. MBD Advisors is the sole general partner of GS LVB and GS BMET. MBD Offshore Advisors is the sole general partner of GS BMET Offshore.

To the best knowledge of the Reporting Persons, no person named in Schedules I, II-A, II-B, II-C, II-D hereto is the beneficial owner of any Shares as of February 4, 2016, except for Adebayo O. Ogunlesi, who beneficially owns twenty-two (22) shares of Common Stock, and Charles H. Gailliot, who beneficially owns forty-five (45) shares of Common Stock.

In accordance with the SEC Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

In addition, by virtue of the rights and obligations under the Zimmer Stockholders Agreement and Coordination Agreement, the Sponsor Funds, certain of their affiliates and the Reporting Persons may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. This filing shall not be deemed an admission that the Reporting Persons and the Sponsor Funds constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Persons expressly disclaim membership in any such group. The other Sponsor Funds and certain of their affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

Collectively, the GS Investors and the other Sponsor Funds may be deemed to beneficially own at February 8, 2016 a total of 18,738,044 shares of Common Stock held in the aggregate by the Sponsors (based on information in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on February 8, 2016), or 9.4% of the total number of outstanding shares of Common Stock of the Issuer (based on a total of 19,813,955 shares of Common Stock outstanding as of February 4, 2016 as reported in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on February 8, 2016, after giving effect to the concurrent share repurchase described therein). Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by each of the other Sponsor Funds.

(c) Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the period from December 6, 2015 through February 8, 2016.

Except as set forth in Schedule IV hereto or otherwise described in this Schedule 13D, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, or II-D hereto, during the period from December 6, 2015 through February 8, 2016.

(d) To the best knowledge of the Reporting Persons, other than (i) the Reporting Persons’ partners, members, affiliates or shareholders, or (ii) clients of Goldman Sachs or an affiliate who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer held in Managed Accounts, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.”

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding the following paragraph immediately after the eleventh paragraph:

“All rights and obligations formerly attributable to LVB under the Zimmer Stockholders Agreement and Coordination Agreement are henceforth attributable to the Sponsor Funds in their individual capacity.”

Item 6 of the Original Schedule 13D is hereby amended by replacing the next to last paragraph thereof with the following:

“The information set forth in Item 4 is hereby incorporated by reference.

References to and descriptions of the Merger Agreement, Zimmer Stockholders Agreement, Coordination Agreement, Underwriting Agreement and Lock-Up Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, Zimmer Stockholders Agreement, Coordination Agreement, Underwriting Agreement and Lock-Up Agreement, which are filed as exhibits hereto and are incorporated by reference herein.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following in appropriate numerical order and replacing all the Exhibits, except Exhibit 99.11, as follows:

5.	Underwriting Agreement, dated as of February 4, 2016, by and among the Issuer, Barclays Capital Inc. and the Selling Stockholders named therein (filed herewith).
6.	Form of Lock-Up Agreement of the GS Investors, dated as of February 4, 2016 (included as Exhibit A to the Underwriting Agreement filed herewith).
99.1	Joint Filing Agreement (filed herewith)
99.2	Power of Attorney relating to The Goldman Sachs Group, Inc. (filed herewith)
99.3	Power of Attorney relating to Goldman, Sachs & Co. (filed herewith)
99.4	Power of Attorney relating to GS Capital Partners VI Fund, L.P. (filed herewith)
99.5	Power of Attorney relating to GS Capital Partners VI GmbH & Co. KG (filed herewith)
99.6	Power of Attorney relating to GS Capital Partners VI Offshore Fund, L.P. (filed herewith)
99.7	Power of Attorney relating to GS Capital Partners VI Parallel, L.P. (filed herewith)
99.8	Power of Attorney relating to GSLVB Co-Invest, L.P. (filed herewith)
99.9	Power of Attorney relating to Goldman Sachs BMET Investors, L.P. (filed herewith)
99.10	Power of Attorney relating to Goldman Sachs BMET Investors Offshore Holdings, L.P. (filed herewith)
99.12	Power of Attorney relating to Private Equity Partners 2004 Direct Investment Fund LP (filed herewith)
99.13	Power of Attorney relating to Private Equity Partners 2005 Direct L.P. (filed herewith)
99.14	Power of Attorney relating to Private Equity Partners IX Direct L.P. (filed herewith)
99.15	Power of Attorney relating to GSCP VI Advisors, L.L.C (filed herewith)
99.16	Power of Attorney relating to GSCP VI Offshore Advisors, L.L.C. (filed herewith)
99.17	Power of Attorney relating to GS Advisors VI, L.L.C (filed herewith)
99.18	Power of Attorney relating to Goldman, Sachs Management GP GmbH (filed herewith)
99.19	Power of Attorney relating to MBD Advisors, L.L.C. (filed herewith)
99.20	Power of Attorney relating to MBD 2011 Offshore Advisors, Inc. (filed herewith)
99.21	Power of Attorney relating to GSAM Gen-Par, L.L.C. (filed herewith)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2016

The Goldman Sachs Group, Inc.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

Goldman, Sachs & Co.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GS Capital Partners VI Fund, L.P. By: GSCP VI Advisors, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GS Capital Partners VI GmbH & Co. KG By: GS Advisors VI, L.L.C., its Managing Limited Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GS Capital Partners VI Offshore Fund, L.P. By: GSCP VI Offshore Advisors, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GS Capital Partners VI Parallel, L.P. By: GS Advisors VI, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GS LVB Co-Invest, L.P. By: MBD Advisors, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor

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Title:	Attorney in Fact

Goldman Sachs BMET Investors, L.P. By: MBD Advisors, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

Goldman Sachs BMET Investors Offshore Holdings, L.P. By:MBD 2011 Offshore Advisors, Inc., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

PEP Bass Holdings, LLC
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

Private Equity Partners 2004 Direct Investment Fund L.P. By: GSAM Gen-Par, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

Private Equity Partners 2005 Direct L.P. By: GSAM Gen-Par, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

Private Equity Partners IX Direct L.P. By: GSAM Gen-Par, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GSCP VI Advisors, L.L.C.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

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GSCP VI Offshore Advisors, L.L.C.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GS Advisors VI, L.L.C.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

Goldman, Sachs Management GP GmbH
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GSAM Gen-Par, L.L.C.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

MBD Advisors, L.L.C.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

MBD 2011Offshore Advisors, Inc.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

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SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Mark E. Tucker, who is a citizen of Great Britain, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and CEO, Mercer LLC; Former CFO of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
William W. George	Senior Fellow at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.
James A. Johnson	Chairman of Johnson Capital Partners
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
Debora L. Spar	President of Barnard College
Mark E. Tucker	Executive Director, Group Chief Executive and President of AIA Group Limited
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
Mark O. Winkelman	Private Investor

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SCHEDULE II-A

The name, position and present principal occupation of each executive officer of (i) GSCP VI Advisors, L.L.C., the sole general partner of GS Capital Partners VI Fund, L.P.; (ii) GSCP VI Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners VI Offshore Fund, L.P.; (iii) GS Advisors VI, L.L.C., the sole general partner of GS Capital Partners VI Parallel, L.P. and the sole managing limited partners of GSCP GmbH (iv) MBD Advisors, L.L.C., the sole general partner of GS LVB Co-Invest, L.P. and Goldman Sachs BMET Investors, L.P. and (v) MBD 2011 Offshore Advisors, Inc., the sole general partner of Goldman Sachs BMET Investors Offshore Holdings, L.P. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Matteo Botto Poala, Michael Bruun, Mike Ebeling, Matthias Hieber, Philippe H. Lenoble, Peter R. Lyneham, Michele Titi- Cappelli, Michael M. Furth, Maximilliano Ramirez-Espain and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Sean Fan, Wanlin Liu and Tianqing Li is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur Sahu is Roppongi Hills Mori Tower 47th floor, 10-1 Roppongi 6-chome, Tokyo 106-6147, Japan. The business address of each of Joseph P. DiSabato and David Campbell is 555 California Street, San Francisco, CA 94104.  The business address of Michael Watts, Julianne Ramming and Clayton Wilmer is 6011 Connection Drive, Irving, TX 75039. The business address of Vishal Bakshi is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Richard Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. The business address of each of Mitchell S. Weiss, Jason Levesque and Mark G. Riemann is 30 Hudson Street, Jersey city, NJ 07302-4699.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze, Mike Ebeling, and Oliver Thym are citizens of Germany; Julian C. Allen and Stephanie Hui are citizens of the United Kingdom; Philippe Camu and Philippe H. Lenoble are citizens of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Maximilliano Ramirez-Espain is a citizen of Spain, Ankur Sahu, and Vishal Bakshi are citizens of India, David Campbell and Peter Lyneham are citizens of Australia, Nicole Agnew is a citizen of Canada, Matthias Hieber is a citizen of Austria, Sean Fan is a citizen of the People’s Republic of China and Wanlin Liu, Tianquing Li and Richard Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident).

Name	Position	Present Principal Occupation
Richard A. Friedman	Director and President	Managing Director of Goldman, Sachs & Co.
Philippe Camu	Vice President	Managing Director of Goldman Sachs International
T.J. Carella	Vice President	Managing Director of Goldman, Sachs & Co.
Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.
Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.
Matthias Hieber	Vice President	Managing Director of Goldman Sachs International
Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.
Scott Lebovitz	Vice President	Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.
Eric Muller	Vice President	Managing Director of Goldman, Sachs & Co.

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Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.
Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Ankur Sahu	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Oliver Thym	Vice President	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International
Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.
Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.
Kirsten Anthony	Vice President	Managing Director of Goldman, Sachs & Co.
Anthony Arnold	Vice President	Managing Director of Goldman, Sachs & Co.
Vishal Bakshi	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International
Michael Bruun	Vice President	Managing Director of Goldman Sachs International
David Campbell	Vice President	Managing Director of Goldman, Sachs & Co.
David Castelblanco	Vice President	Managing Director of Goldman, Sachs & Co.
Christopher A. Crampton	Vice President	Managing Director of Goldman, Sachs & Co.
Mike Ebeling	Vice President	Managing Director of Goldman Sachs International
Sean Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Charles H. Gailliot	Vice President	Managing Director of Goldman, Sachs & Co.
Jonathan Hunt	Vice President	Managing Director of Goldman, Sachs & Co.
Omer Ismail	Vice President	Managing Director of Goldman, Sachs & Co.
Walt Jackson	Vice President	Managing Director of Goldman, Sachs & Co.
Gilbert H. Klemann	Vice President	Managing Director of Goldman, Sachs & Co.
Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International
Tianqing Li	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Wanlin Liu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Peter R. Lyneham	Vice President	Managing Director of Goldman Sachs International
Elizabeth A. Overbay	Vice President	Managing Director of Goldman, Sachs & Co.
Edward Pallesen	Vice President	Managing Director of Goldman, Sachs & Co.
Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.
Richard Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.
Michael M. Furth	Vice President	Managing Director of Goldman Sachs International
Eric Goldstein	Vice President and Secretary	Managing Director of Goldman, Sachs & Co.
Penny McSpadden	Vice President	Managing Director of Goldman Sachs International
Maximilliano Ramirez-Espain	Vice President	Managing Director of Goldman Sachs International
Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.
Michael Watts	Vice President	Managing Director of Goldman, Sachs & Co.
William Y. Eng	Vice President	Vice President of Goldman, Sachs & Co.
Scott Kilpatrick	Vice President	Vice President of Goldman, Sachs & Co.
Julianne Ramming	Vice President	Vice President of Goldman, Sachs & Co.
Clayton Wilmer	Vice President	Vice President of Goldman, Sachs & Co.
Wei Yan	Vice President	Vice President of Goldman, Sachs & Co.
David Thomas	Vice President, Assistant Secretary & General Counsel	Managing Director of Goldman, Sachs & Co.
Mitchell S. Weiss	Vice President & Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

33

Jason Levesque	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.
Mark G. Riemann	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.

34

SCHEDULE II-B

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP VI Advisors, L.L.C., GS Capital Partners VI Fund, L.P., GSCP VI Offshore Advisors, L.L.C., GS Capital Partners VI Offshore Fund, L.P., GS Advisors VI, L.L.C., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, MBD Advisors, L.L.C. and MBD 2011 Offshore Advisors, Inc. are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Matthias Hieber, Martin A. Hintze, James Reynolds and Andrew E. Wolff is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur A. Sahu is Rational House, 951-A Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Mitchell S. Weiss is 30 Hudson Street, Jersey City, NJ 07302-4699.

All members listed below are United States citizens, except as follows: Alex Golten and Stephanie Hui are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany; Matthias Hieber is a citizen of Austria and Ankur A. Sahu is a citizen of India.

Name	Present Principal Occupation
Richard A. Friedman	Managing Director of Goldman, Sachs & Co.
T.J. Carella	Managing Director of Goldman, Sachs & Co.
Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.
Joe DiSabato	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.
Alex Golten	Managing Director of Goldman, Sachs & Co.
Bradley J. Gross	Managing Director of Goldman, Sachs & Co.
Matthias Hieber	Managing Director of Goldman Sachs International
Martin A Hintze	Managing Director of Goldman Sachs International
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Managing Director of Goldman, Sachs & Co.
Scott Lebovitz	Managing Director of Goldman, Sachs & Co.
Yael Levy	Managing Director of Goldman Sachs International
Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.
Eric Muller	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.
Sumit Rajpal	Managing Director of Goldman, Sachs & Co.
James Reynolds	Managing Director of Goldman Sachs International
Ankur A. Sahu	Managing Director of Goldman Sachs (India) Securities Private Limited
Michael Simpson	Managing Director of Goldman, Sachs & Co.
David Thomas	Managing Director of Goldman, Sachs & Co.
Oliver Thym	Managing Director of Goldman, Sachs & Co.
Mitchell S. Weiss	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Managing Director of Goldman Sachs International

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SCHEDULE II-C

The name, position and present principal occupation of each executive officer of Goldman Sachs Management GP GmbH, the sole managing partner of GS Capital Partners VI GmbH & Co. KG, are set forth below.

The business address for Laurie E. Schmidt is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282. The business address for Michael Schramm is c/o Goldman Sachs AG, Messeturm, Friedrich-Ebert-Anlange 49, 60308 Frankfurt am Main, Germany.

Laurie E. Schmidt is a citizen of the United States and Michael Schramm is a citizen of Germany.

Name	Position	Present Principal Occupation
Laurie E. Schmidt	Managing Director	Managing Director of Goldman, Sachs & Co.
Michael Schramm	Managing Director	Managing Director of Goldman Sachs AG

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SCHEDULE II-D

The name, position and principal occupation of each executive officer of GSAM Gen-Par, L.L.C., which acts as (i) the manager of PEP Bass Holdings LLC; (ii) the sole general partner of Private Equity Partners 2004 Direct Investment Fund LP; (iii) the sole general partner of Private Equity Partners 2005 Direct LP; and (iv) the sole general partner of Private Equity Partners IX Direct LP are set forth below.

The business address for each executive officer listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: the business address of each of Marc O. Boheim and Gabriel Mollerberg is River Court, 120 Fleet Street, London EC4A 2BE; the business address of Michael Schramm is MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany; and the business address of Adam Van de Berghe, Karen Attar-Razark, Phillip V. Giuca, Brian K. Fortson and Deanna Lamirata is 30 Hudson Street, Jersey City, NJ 07302.

All executive officers listed below are United States citizens, except as follows: Marc O. Boheim is a citizen of Austria; Karen Attar-Razark is a citizen of the United Kingdom; and Michael Schramm is a citizen of Germany.

Name	Position	Present Principal Occupation
Michael R. Miele	Director and Co-President	Managing Director of Goldman, Sachs & Co.
J. Christopher Kojima	Director and Chairman	Managing Director of Goldman, Sachs & Co.
Michael Brandmeyer	Director and Co-President	Managing Director of Goldman, Sachs & Co.
Helen A. Crowley	Vice President	Managing Director of Goldman, Sachs & Co.
Marc Boheim	Vice President	Managing Director of Goldman Sachs International
Harold Hope	Vice President	Managing Director of Goldman, Sachs & Co.
Jeanine Lee	Vice President	Vice President of Goldman, Sachs & Co.
Jonathan Snider	Vice President	Vice President of Goldman, Sachs & Co.
Adam Van de Berghe	Vice President	Vice President of Goldman Sachs & Co
Michael Schramm	Vice President	Managing Director of Goldman Sachs International
Karen Attar-Razark	Vice President	Vice President of Goldman Sachs & Co
Jack Buhain	Vice President	Vice President of Goldman, Sachs & Co.
Joseph Sumberg	Vice President	Vice President of Goldman, Sachs & Co.
Jeffrey Barclay	Vice President	Managing Director of Goldman, Sachs & Co.
Michelle Barone	Vice President	Vice President of Goldman, Sachs & Co.
Umit Alptuna	Vice President	Managing Director of Goldman, Sachs & Co.
Brian K. Fortson	Vice President	Managing Director of Goldman, Sachs & Co.
Brandon T. Press	Secretary	Managing Director of Goldman, Sachs & Co.
Robert A. Phillips	Assistant Secretary	Vice President of Goldman, Sachs & Co.
Phillip V. Giuca	Co-Treasurer	Managing Director of Goldman Sachs & Co
Deanna Lamirata	Co-Treasurer	Vice President of Goldman Sachs & Co

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SCHEDULE III

On July 15, 2010, Goldman, Sachs & Co. (“Goldman Sachs”) agreed with the Securities and Exchange Commission (the “SEC”) to settle the SEC’s pending case against Goldman Sachs relating to disclosures in the ABACUS 2007-AC1 CDO offering. Goldman Sachs consented to the entry of a final judgment by the court, which approved the settlement, providing for the payment of penalties and disgorgement totaling $550 million, Goldman Sachs’s implementation of certain remedial measures focused on offerings of mortgage-related securities and an injunction against violating Section 17(a) of the Securities Act of 1933, as amended (the “Securities Act”) in the offer or sale of any security. The conduct of Goldman Sachs alleged in the SEC’s complaint involved an offering of a synthetic collateralized debt obligation, which referenced a portfolio of synthetic residential mortgage backed securities, by Goldman Sachs or its affiliates to qualified institutional buyers in reliance on the exemption from registration under the Securities Act provided by Rule 144A and to non-U.S. persons in reliance on the safe harbor from registration provided by Regulation S. Specifically, the complaint alleged that the offering materials, in describing the Portfolio Selection Agent for the portfolio of synthetic residential mortgage-backed securities, should have disclosed that the hedge fund assuming the short side of the transaction had played a role in the selection process. In its consent to the judgment, Goldman Sachs acknowledged that it was a mistake not to disclose the role of the hedge fund.

The SEC has alleged that the huddles program of Goldman Sachs - a practice where Goldman Sachs equity research analysts allegedly provided their best trading ideas to Goldman Sachs traders and a select group of Goldman Sachs top clients - created a serious and substantial risk that analysts would share material nonpublic information concerning their published research with Asymmetric Service Initiative (“ASI”) clients and firm traders. The SEC alleged that Goldman Sachs willfully violated Section 15(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by failing to establish, maintain, and enforce adequate policies and procedures to prevent such misuse in light of the risks arising from the huddles and ASI. Without admitting or denying such violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on April 12, 2012 (the “ASI Order”) by the SEC pursuant to which Goldman Sachs (i) shall cease and desist from committing or causing any violations and any future violations of Section 15(g) of the Exchange Act; (ii) is censured; (iii) paid a total civil money penalty of $22 million on April 19, 2012, $11 million of which was paid to the Financial Industry Regulatory Authority in a related proceeding, and $11 million of which was paid to the SEC, and (iv) shall comply with certain other undertakings, including a comprehensive review, including recommendations, of the policies, procedures and practices maintained and implemented by Goldman Sachs pursuant to Section 15(g) of the Exchange Act that relate to the findings of the ASI Order.

Starting in July 2008, Neil M.M. Morrison (“Morrison”) was employed by Goldman Sachs to solicit municipal underwriting business from, among others, the Commonwealth of Massachusetts Treasurer’s Office. From November 2008 to October 2010, Morrison was also substantially engaged in the political campaigns, including the November 2010 Massachusetts gubernatorial campaign, for Timothy P. Cahill (“Cahill”), the then-Treasurer of Massachusetts. Morrison worked on Cahill’s campaign during work hours using firm resources. Morrison also made a secret, undisclosed cash campaign contribution to Cahill. Within two years of Morrison’s contribution, Goldman Sachs engaged in municipal securities business with issuers associated with Cahill as Treasurer and as a candidate for Governor. The SEC alleged that Goldman Sachs’s engagement in municipal securities business with these issuers violated Section 15B(c)(1) of the Exchange Act and MSRB Rule G-37(b), and that Goldman Sachs’s failure to maintain records of and to report in regulatory filings the contributions and campaign work, and to take steps to ensure that the attributed contributions, or campaign work or the conflicts of interest raised by them were disclosed in bond offering documents, violated MSRB Rules G-8, G-9, G-17, G-27 and G-37. Without admitting or denying such violations (except as to the SEC’s jurisdiction over it and the subject matter of the proceedings), Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b), 15B(c)(2) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on September 27, 2012 (the “Morrison Order”). Goldman Sachs agreed to cease and desist from committing or causing any violations and any future violations of Section 15B(c)(1) of the Exchange Act, MSRB Rule G-37(b), MSRB Rule G-17, MSRB Rule G-27, MSRB Rule G-37(e), MSRB Rule G-8 and MSRB Rule G-9. Goldman Sachs is censured and was required to pay disgorgement of $7,558,942 and prejudgment interest of $670,033. Of the $7,558,942 in disgorgement, $2,120,547 will be deemed satisfied by Goldman Sachs’s payment of $1,512,902 to the Commonwealth of Massachusetts and $607,645 to the Massachusetts Water Pollution Abatement Trust in a related action by the

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Commonwealth of Massachusetts. The remaining $5,438,395 and prejudgment interest of $670,033 was required to be paid to the SEC for remittance to the United States Treasury. Finally, the Morrison Order required Goldman Sachs to pay a civil money penalty in the amount of $3,750,000 to the SEC, of which $1,875,000 will be transferred to the MSRB in accordance with Section 15B(c)(9)(A) of the Exchange Act, and of which the remaining $1,875,000 will be transferred to the United States Treasury. The disgorgement, prejudgment interest and civil money penalty were all paid in full by submission of a wire to the SEC on October 3, 2012, and by submission of checks to the Commonwealth of Massachusetts and the Massachusetts Water Pollution Abatement Trust on October 4, 2012.

The SEC has alleged that Goldman Sachs conducted inadequate due diligence in certain offerings and, as a result, failed to form a reasonable basis for believing the truthfulness of certain material representations in official statements issued in connection with those offerings. This resulted in Goldman Sachs offering and selling municipal securities on the basis of materially misleading disclosure documents. The SEC alleged that Goldman Sachs willfully violated Section 17(a)(2) of the Securities Act. The violations discussed in the Order were self-reported by Goldman Sachs to the SEC pursuant to the Division of Enforcement’s Municipalities Continuing Disclosure Cooperation Initiative. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act and Section 15(b) of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 18, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) of the Securities Act; (II) paid a civil money penalty in the amount of $500,000 on June 25, 2015; and (III) shall comply with the undertakings enumerated in the Order, including retaining an independent consultant to conduct a review of Goldman Sachs’s policies and procedures as they relate to municipal securities underwriting due diligence and requires Goldman Sachs to adopt the independent consultant’s recommendations (unless the SEC finds a recommendation unduly burdensome, impractical, or inappropriate, in which case Goldman Sachs shall not be required to abide by, adopt, or implement that recommendation).

The SEC has found that Goldman Sachs did not have a system of risk management controls and supervisory procedures reasonably designed to manage the financial, regulatory, and other risks of market access in relation to its listed equity options business, which contributed to the entry of erroneous electronic options orders on multiple options exchanges on August 20, 2013. The SEC found that Goldman Sachs willfully violated Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder in relation to its controls and supervisory procedures addressing (I) the entry of orders that exceed appropriate pre-set credit or capital thresholds; (II) the entry of erroneous orders that exceed appropriate price or size parameters or that indicate duplicative orders; and (III) the management of software changes that impact order flow. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 30, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder; (II) is censured; and (III) paid a total civil money penalty of $7 million on June 30, 2015.

The SEC alleged that Goldman Sachs violated Regulation SHO under the Exchange Act by improperly relying on the Goldman Sachs's automated locate function in the order management system without having confirmed the availability of the securities to be located.  In addition, the SEC alleged that Goldman Sachs employees did not provide sufficient and accurate information with respect to these locates in Goldman Sachs's locate log, which must reflect the basis upon which Goldman Sachs provided the locates. The SEC alleged that Goldman Sachs willfully violated Rule 203(b)(1) of Regulation SHO and Section 17(a) of the Exchange Act.  Without admitting or denying the violations, Goldman Sachs consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceedings, pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (Release No. 34-76899, Jan. 14, 2016).  Pursuant to the Order, Goldman Sachs must cease and desist from committing or causing any violations and any future violations of Rule 203(b)(1) of Regulation SHO, and any violations and any future violations of Section 17(a) of the Exchange Act and Rule 203(b)(1)(iii) thereunder relating to short sale locate records.  Also pursuant to the Order, Goldman Sachs was censured and paid a civil money penalty in the amount of $15,000,000 on January 20, 2016. The SEC stated that, in determining to accept Goldman Sachs’ offer of settlement, it considered certain remedial acts taken by Goldman Sachs.

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SCHEDULE IV

Buy (B) / Sell (S)	Trade Date	Quantity	Price
S	12/17/2015	9	101.04
B	1/26/2016	9	101.64

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